SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Annual General Shareholders’ Meeting of Telefónica	2

	• Official Calling and Agenda

	• Full text of the proposals to be submitted for approval

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., in accordance with the provisions of Article 228 of the Securities Market Act, hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, sin número, at 1:00 p.m. on May 12, 2016 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on May 11, 2016 at the same place and time.

To this end, the following documents are hereby enclosed to this report:

•	Full text of the official calling.

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

These proposals, together with the additional information, (detailed in the official calling) are available to shareholders, for examination, at the Company’s registered office so that they can exercise their right of information. Additionally, these documents are accessible on-line via the Company’s website: www.telefonica.com.

Madrid, April 8, 2016

Gran Via, 28 - 9a Planta - 28013 Madrid

TELEFÓNICA, S.A.

Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, sin número, at 1:00 p.m. on May 12, 2016 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on May 11, 2016 at the same place and time, in order to deliberate and decide upon the matters included in the following

AGENDA

I.	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and of its Consolidated Group of Companies for fiscal year 2015.

II.	Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2015.

III.	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2015.

IV.	Re-election, ratification and appointment of Directors, if applicable.

IV.1	Re-election of Mr. Isidro Fainé Casas as proprietary Director.

IV.2	Re-election of Mr. Julio Linares López as Other external Director.

IV.3	Re-election of Mr. Peter Erskine as independent Director.

IV.4	Re-election of Mr. Antonio Massanell Lavilla as proprietary Director.

IV.5	Ratification and appointment of Mr. Wang Xiaochu as proprietary Director.

IV.6	Ratification and appointment of Ms. Sabina Fluxá Thienemann as independent Director.

IV.7	Ratification and appointment of Mr. José Javier Echenique Landiribar as independent Director.

IV.8	Ratification and appointment of Mr. Peter Löscher as independent Director.

IV.9	Ratification and appointment of Mr. Juan Ignacio Cirac Sasturain as independent Director.

V.	Re-election of the Auditor for fiscal year 2016.

VI.	Appointment of the Auditor for fiscal years 2017, 2018 and 2019.

VII.	Approval of a reduction in share capital by means of the cancellation of shares of the Company’s own stock, excluding the right of creditors to object, subject to effective receipt of the proceeds from the closing of the sale of Telefónica’s operations in the United Kingdom (O2 UK).

VIII.	Shareholder compensation.

VIII.1	Distribution of dividends in the first half of 2016 with a charge to unrestricted reserves.

VIII.2	Shareholder compensation in the second half of 2016 via scrip dividend. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro and with provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.

The implementation of the increase in share capital is subject to the condition of effective receipt of the proceeds from the closing of the sale of Telefónica’s operations in the United Kingdom (O2 UK) not having been previously carried out. If the effective receipt of the proceeds from closing of the sale has been carried out, instead of the increase in share capital and the scrip dividend, a distribution of cash dividends with a charge to unrestricted reserves will be carry out.

IX.	Delegation of powers to formalize, interpret, correct and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

X.	Consultative vote on the 2015 Annual Report on Directors’ Remuneration.

In addition, following a presentation of the matters included in the Agenda, information will be provided regarding the amendments to the Regulations of the Board of Directors of the Company that have been approved since the last General Shareholders’ Meeting, pursuant to Section 528 of the Companies Act.

SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING

Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items on the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposed resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the General Secretary and Secretary of the Board of Directors) within five days of the publication of this call to meeting. In addition, and as provided in Section 519 of the Companies Act, shareholders representing at least three percent of the share capital may, within five days following publication of this notice of call, submit well-founded proposed resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION

In connection with Items I, II, IV, VII, VIII.2, and X on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

•	Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2015.

•	Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2015.

•	Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2015.

•	Reports of the Board of Directors regarding the proposed re-election, ratification and appointment of Directors, if applicable, referred to in item IV of the Agenda, which includes the full text of the proposals, the curriculum vitae of the candidates for re-election, ratification or appointment, their status, as well as the reasoned proposals of the Nominating, Compensation and Corporate Governance Committee.

•	Report of the Board of Directors regarding the proposed reduction in share capital by means of the cancellation of shares of the Company’s own stock referred to in item VII of the Agenda, which includes the full text of the proposal.

•	Report of the Board of Directors regarding the proposal for shareholder compensation by means of a scrip dividend referred to in item VIII.2 of the Agenda, which includes the full text of the proposal.

•	The Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item XI of the Agenda.

Pursuant to Sections 197 and 520 of the Companies Act, the shareholders may, until the fifth day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Office of the Shareholder (Oficina del

Accionista), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since June 12, 2015, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Auditor’s reports mentioned above.

Independently of the right to receive information referred to above, as from the date of publication of the notice of call to meeting, the following documents and information, among others, may be viewed on the Company’s corporate website (www.telefonica.com) and in the WebApp (http://telefonica.com/meeting) if accessing though mobile devices:

•	This announcement of the call to meeting.

•	The total number of shares and voting rights on the date of the call to meeting.

•	The Individual Annual Accounts, the Management Report and the Auditor’s Report for fiscal year 2015, as well as the Consolidated Annual Accounts, the Management Report of the Group and the Auditor’s Report for the same fiscal year.

•	The full text of the resolutions proposed regarding each of the items on the Agenda, as well as, in connection with items IV, VII, and VIII.2, the respective Reports of the Board of Directors, and in connection with item IV, the Reports of the Nominating, Compensation and Corporate Governance Committee.

•	The form of distance proxy-granting or voting card.

•	The Annual Report on the Remuneration of Directors of Telefónica, S.A.

•	The Annual Corporate Governance Report for fiscal year 2015.

•	The current text of the By-Laws.

•	The current text of the Regulations for the General Shareholders’ Meeting.

•	The current text of the Regulations of the Board of Directors.

•	The Auditor’s independence Report.

•	The Audit and Control Committee Performance Report and the Nominating, Compensation and Corporate Governance Committee Performance Report.

•	Audit and Control Committee Report for related-party transactions.

•	Corporate Social Responsibility Policy Report.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), or by any other means allowed under applicable law.

Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Where no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting.

If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, that are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation, such that they reach the required number of shares, and grant a written proxy to one of such shareholders.

PROXY-GRANTING AND VOTING BY MEANS OF LONG-DISTANCE COMMUNICATION

Pursuant to Articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights by means of long-distance communication shall be governed by the following provisions:

1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means.

Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the Meeting must access the “2016 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means” section available on the Company’s corporate website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein.

To such end, shareholders must provide evidence of their identity on the software provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, or (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Act 59/2003, of December 19, issued by the Spanish Public Certification Body (CERES), a division of the Fábrica Nacional de Moneda y Timbre (Spanish Royal Mint). The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the vote and of the proxy-granting.

2.- Proxy-granting or voting prior to the General Shareholders’ Meeting by postal correspondence.

Shareholders wishing to grant a proxy or to cast their vote by postal correspondence may complete and sign the distance proxy-granting or voting card prepared by the Company and send it to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

Also, the shareholder may grant a proxy or vote through cards issued by depositories. In this case, the shareholder must complete the items relating to the proxy-granting or distance voting, if any, in the card issued by the depositary, and send it by postal correspondence to the Company, to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers, evidencing the authority of the individual signing the distance proxy-granting or voting card in the name of the legal entity.

If a proxy is granted to a person other than one of the members of the Board of Directors, a copy of the proxy-granting card must be sent to the proxy-holder for delivery at the entry doors to the premises on the day of the General Shareholders’ Meeting.

Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Office of the Shareholder (phone no.: 900 111 004) before midnight on May 8, 2016.

Shareholders may obtain the Company’s distance proxy-granting or voting card by downloading and printing it from the Website, by picking it up at the registered office of the Company, or by requesting the Office of the Shareholder (telephone 900 111 004 / mail accion.telefonica@telefonica.com) to send them without charge.

3.- Provisions common to the exercise of proxy-granting or voting rights by means of long-distance communication.

a)	Deadline for receipt by the Company and verification of shareholder status.

In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by means of long-distance communication (whether by electronic means or by postal correspondence) must be received by the Company before midnight on May 8, 2016.

The distance proxy or vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by means of long-distance communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.

In the event of co-ownership of shares, the person granting the proxy or the vote from a distance shall be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)	Rules of priority between proxy-granting and voting by means of long-distance communication and attendance at the General Shareholders’ Meeting.

Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by means of long-distance communication (whether by electronic means or by postal correspondence), shall render the proxy or the vote null and void.

In the event that a shareholder grants several proxies or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted any of the proxies or cast any of the votes is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail.

c)	Suspension of electronic systems / Interconnection failures.

The Company reserves the right to modify, suspend, cancel or limit electronic voting or proxy-granting mechanisms whenever technical or security reasons require it or make it advisable. If any of such instances occurs, it will be announced on the Company’s corporate website. All of the foregoing is without prejudice to the validity of the votes already cast and the proxies already granted and to shareholders’ attendance and proxy representation rights.

The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of electronic voting or proxy-granting mechanisms. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights.

d)	Other matters.

Both proxies granted and votes cast by means of long-distance communication shall be rendered void by the disposal of the shares that the Company becomes aware of.

ELECTRONIC SHAREHOLDERS’ FORUM

Pursuant to the provisions of Section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders’ Meeting is held, Telefónica, S.A. has enabled an Electronic Shareholders’ Forum on the Company’s corporate website (www.telefonica.com), which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create.

Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to meeting may be published in the Electronic Shareholders’ Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law, and proxy offers or solicitations.

The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held.

Instructions for access to and use of the Forum may be found in the “2016 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section.

PARTICIPATION OF A NOTARY AT THE MEETING

The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.

DATA PROTECTION

The personal data sent by the shareholders to the Company to exercise their rights to attend, grant proxies and vote at the General Shareholders’ Meeting, or the personal data provided for such purpose by the entities that are the depositaries of the shares held by such shareholders, shall be used by Telefónica, S.A. to manage the development, compliance with and control of the shareholding relationship. Such data shall be provided to the Notary Public exclusively in connection with the preparation of the notarized minutes of the General Shareholders’ Meeting.

Furthermore, pursuant to the Personal Data Protection Act (Organic Law 15/1999, of December 13), the data received will be kept in another file for which Telefónica, S.A. is also responsible, and the purpose of which is to send shareholders information relating to their investment and any advantage inherent to their status as shareholders in the telecommunications, new information technologies, tourism, culture, insurance, financial and home assistance industries, along with facilitating communication between shareholders on occasion of the General Shareholders’ Meeting. Shareholders have 30 days as from the date of the General Shareholders’ Meeting to object to such processing (for which purposes they may call the toll-free number 900 111 004); upon expiration of such period without objection, they shall be deemed to have given their consent for such purpose.

The rights of access, correction, cancellation and challenge may be exercised by the owner of the personal data, who must provide evidence of the owner’s identity, by letter addressed to the Office of the Shareholder of Telefónica, S.A., Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid.

If the shareholder includes personal data of other individuals on the distance proxy-granting or voting card, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper provision of the personal data to the Company, without the Company having to take any other additional action in terms of information or consent.

Shareholders (and their proxies, if any) must use any personal data of any individual that the Company may have made available to them on the occasion of the exercise of their rights to receive information, to attend, to grant a proxy and to vote at the General Shareholders’ Meeting only in order to exercise such rights.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S SHAREHOLDERS OFFICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN EMAIL TO accion.telefonica@telefonica.com.

Madrid, April 8, 2016

General Secretary and Secretary of the Board

Mr. Ramiro Sánchez de Lerín García-Ovies

2016 General Shareholders’ Meeting of

Telefónica, S.A.

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

OF TELEFÓNICA, S.A. - 2016 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS

TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL

SHAREHOLDERS’ MEETING

May 11/12, 2016

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and of its Consolidated Group of Companies for fiscal year 2015.

To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2015 (ended on December 31, 2015), as finalized by the Board of Directors at its meeting of February 24, 2016.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2015 discloses assets, liabilities and shareholders’ equity in the amount of 85,013 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 8 million euros.

In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2015 discloses assets, liabilities, and shareholders’ equity in the amount of 122,974 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 2,745 million euros.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	2 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2015.

To approve the following Proposal for the Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2015:

To allocate the profits posted by Telefónica, S.A. in fiscal year 2015, in the amount of 8,391,375.54 euros, as follows:

•	1,690,464 euros to funding a restricted reserve for Goodwill.

•	839,137.55 euros (10% of the profit for the fiscal year) to the Legal Reserve.

•	5,861,773.99 euros to payment of an interim dividend (fixed gross amount of 0.40 euro per share entitled to receive it). Such dividend was paid in full on May 12, 2015.

In addition, as regards the difference between the amount allocated to payment of the aforementioned interim dividend (5,861,773.99 euros) and the total amount distributed as an interim dividend on May 12, 2015 (1,912,135,456.40 euros), to approve the application of such amount, i.e., 1,906,273,682.41 euros, against voluntary reserves.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	3 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item III on the Agenda: Approval of the management of the Board of Directors during fiscal year 2015.

To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2015.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	4 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item IV on the Agenda: Re-election, ratification and appointment of Directors, if applicable.

IV.1	To re-elect Mr. Isidro Fainé Casas as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

IV.2	To re-elect Mr. Julio Linares López as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of Other external Director.

IV.3	To re-elect Mr. Peter Erskine as Director, for the bylaw-mandated four-year period, prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

IV.4	To re-elect Mr. Antonio Massanell Lavilla as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

IV.5	To ratify Mr. Wang Xiaochu interim appointment as Director by resolution of the Board of Directors at its meeting held on September 30, 2015, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

IV.6	To ratify Ms. Sabina Fluxà Thienemann interim appointment as Director by resolution of the Board of Directors at its meeting held on April 8, 2016, and to appoint her as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

IV.7	To ratify Mr. José Javier Echenique Landiribar interim appointment as Director by resolution of the Board of Directors at its meeting held on April 8, 2016, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

IV.8	To ratify Ms. Peter Löscher interim appointment as Director by resolution of the Board of Directors at its meeting held on April 8, 2016, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

IV.9	To ratify Ms. Juan Ignacio Cirac Sasturain interim appointment as Director by resolution of the Board of Directors at its meeting held on April 8, 2016, and to

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	5 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

Also, it will be proposed, where appropriate, to the General Shareholders Meeting, the ratification of those interim appointments of Directors that the Board of Directors might approve since the call of the General Shareholders Meeting until immediately prior to its celebration.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	6 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item V on the Agenda: Re-election of the Auditor for fiscal year 2016.

Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:

To re-elect the firm Ernst & Young, S.L., with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1 and Tax Identification Code (C.I.F.) B-78970506, as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2016.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	7 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VI on the Agenda: Appointment of the Auditor for fiscal years 2017, 2018 and 2019.

After conducting a selection process in an impartial, transparent and non-discriminatory manner, pursuant to applicable regulations, and from among the Audit Firms participating in such process, the Board of Directors, taking into account the preference expressed by the Audit and Control Committee submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:

To appoint PricewaterhouseCoopers Auditores S.L, with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identification Code (C.I.F.) B-79031290 as Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal years 2017, 2018 and 2019

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	8 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VII on the Agenda: Approval of a reduction in share capital by means of the cancellation of shares of the Company’s own stock, excluding the right of creditors to object, subject to effective receipt of the proceeds from the closing of the sale of Telefónica’s operations in the United Kingdom (O2 UK).

(A) To reduce the share capital of Telefónica, S.A. (the “Company”) by the amount of 74,627,988 euros, by means of the cancellation of 74,627,988 shares of the Company held as treasury stock (representing, approximately, 1.5% of the Company’s current share capital).

The reduction in share capital does not entail a return of contributions to the shareholders, since the Company itself is the owner of the cancelled shares, and is made with a charge to unrestricted reserves, by means of the funding of a reserve for cancelled share capital in an amount equal to the par value of the cancelled shares (i.e. in the amount of 74,627,988 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of Section 335. c) of the Companies Act.

Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in Section 334 of the Companies Act in connection with the approved reduction in share capital.

It is hereby stated for the record, in order to comply with the provisions of Section 411.1 of the Companies Act, that the consent of the bondholders’ syndicate for the outstanding issues of debentures and bonds is not required, since the approved capital reduction does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment.

The effectiveness of this resolution is subject to the condition precedent of effective receipt of the proceeds from the closing of the sale to Hutchinson Whampoa Group of the Telefónica Group’s operations in the United Kingdom (Telefónica UK Limited).

B) To authorize the Board of Directors, within one year from the date of adoption of this resolution, and once the condition precedent referred to in section A) above has been fulfilled, to determine the other matters that have not been expressly established in this resolution or that are a result thereof, to declare the fulfillment of the condition precedent by means of a mere statement -without the need to provide documentary evidence of such fulfillment- and to adopt the resolutions, take the actions, and execute the public or private documents that may be necessary or appropriate for the full implementation of this resolution, including, without limitation, the publication of the legally required notices, the making of the appropriate applications and the giving of the appropriate notices required to delist the cancelled shares. The delegation comprises the power for amending article 6 of the By-Laws, regarding share capital.

Also, to authorize the Board of Directors to waive the condition precedent referred to in section A) above, in which case this condition shall be deemed not established and the agreement will deploy all its effectiveness from the time of such waiver.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	9 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers referred to in this resolution, without prejudice to the powers that may be granted to any person for specific acts of execution.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	10 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VIII on the Agenda: Shareholder compensation.

VIII.1	Distribution of dividends in the first half of 2016 with a charge to unrestricted reserves.

To approve a distribution of cash dividends with a charge to unrestricted reserves through the payment of the fixed amount of 0.40 euros to each of the existing and outstanding shares of Telefónica, S.A. entitled to participate in such distribution on the date of payment.

Payment will be made on May 19, 2016 through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

VIII.2	Shareholder compensation in the second half of 2016 via scrip dividend. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro and with provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.

The implementation of the increase in share capital is subject to the condition of effective receipt of the proceeds from the closing of the sale of Telefónica’s operations in the United Kingdom (O2 UK) not having been previously carried out. If the effective receipt of the proceeds from the closing of the sale has been carried out, instead of the increase in share capital and the scrip dividend, a distribution of dividends with a charge to unrestricted reserves will be carry out.

1.-	Capital increase with a charge to reserves

The share capital is increased by the amount resulting from multiplying (a) the nominal value of one euro per share of Telefónica, S.A. (the “Company”) by (b) the number of new shares of the Company to be determined using the formula indicated under item 2 below (the “New Shares”).

The capital increase is carried out by means of the issuance and flotation of the New Shares, which will be ordinary shares, having a nominal value of one euro each, of the same class and series as those that are currently outstanding, represented by book entries.

The capital increase is carried out in its entirety with a charge to one of the reserves provided for in Section 303.1 of the Companies Act (Ley de Sociedades de Capital).

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	11 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

The New Shares are issued at par, i.e., at their nominal value of one euro, without a share premium, and will be allotted without charge to those shareholders who exercise their free allotment rights.

Pursuant to the provisions of Section 311 of the Companies Act, provision is made for the possibility of an incomplete allotment of the Capital Increase, in the event that the Company, a company within its Group or a third party waives all or part of the free allotment rights to which they are entitled at the time of implementation of the increase. In the event of such incomplete allotment, the share capital will be increased by the corresponding amount

2.-	New Shares to be issued

The number of New Shares will be the number that results from the application of the following formula, with the resulting number being rounded downwards to the next lower integer:

NAN = NTAcc / Number of Rights

where

“NAN” is the Number of New Shares to be issued;

“NTAcc” is the number of shares of the Company on the date on which the Board of Directors, resolves to implement the capital increase; and

“Number of Rights” is the number of free allotment rights required for the allotment of one New Share, which number will result from the application of the following formula, with the result being rounded to the next higher integer:

Number of Rights = NTAcc / Provisional number of shares

where

Provisional number of shares = Reference Amount / PreCot.

For these purposes:

“Reference Amount” will be the reference market value of the capital increase, which will result from the application of the following formula:

Reference Amount = NTAcc × 0.35 × PreCot / (PreCot -0.35)

with a maximum in any case of 1,850,000,000 euros.

“PreCot” is the arithmetic mean of the average weighted listing prices of the Company’s Shares on Spanish Automated Quotation System (Sistema de Interconexión Bursátil) in the five trading sessions closed prior to the resolution of the

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	12 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Board of Directors, to implement the capital increase, rounded up or down to the closest one-thousandth part of a euro and, in the case of half of one thousandth of a euro, rounded to the next higher one thousandth part of a euro. In any event, PreCot may not be less than the nominal value of the shares, such that if the result of such calculation is less, PreCot shall be equal to one euro.

3.-	Free allotment rights

Each share of the Company will grant its holder one free allotment right.

The number of free allotment rights required to receive one New Share will be automatically determined according to the ratio existing between the number of New Shares and the number of shares of the Company (NTAcc). Specifically, the shareholders will be entitled to receive one New Share for as many free allotment rights, determined as provided in Section 2 above (Number of Rights), as are held by them.

In the event that (i) the number of free allotment rights required for the allotment of one share (Number of Rights) multiplied by the number of New Shares (NAN) results in a number that is lower than (ii) the number of outstanding shares (NTAcc), the Company, or an entity within its Group, will waive a number of free allotment rights equal to the difference between both figures, for the sole purpose that the number of New Shares be a whole number and not a fraction.

The free allotment rights will be allotted to the shareholders who appear as being entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on the relevant date, in accordance with applicable rules governing the clearing and settlement of securities.

The free allotment rights may be traded on the Spanish continuous market during such term as may be determined by the Board of Directors, which term will not be less than fifteen calendar days. During the period for trading the free allotment rights, a sufficient number of free allotment rights may be acquired on the market in the proportion required to subscribe for New Shares.

4.-	Irrevocable commitment to purchase the free allotment rights

The Company, or such company of its Group as may be determined, will assume an irrevocable commitment to purchase the free allotment rights at the price set forth below (the “Purchase Undertaking”).

The Purchase Undertaking will be in effect during such term, within the period for trading the rights, as is established by the Board of Directors. For such purpose the Company, or the corresponding company of its Group, is authorized to acquire such free allotment rights up to the maximum limit of the total number of rights issued, in all cases with due observance of any applicable legal restrictions.

The “Purchase Price” of each free allotment right under the Purchase Undertaking shall be the amount that results from the following formula, rounded up or down to the closest one thousandth part of a euro and, in the case of one-half of one thousandth of a euro, to the next higher one thousandth part of a euro:

Purchase Price = PreCot / (Number of Rights + 1)

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	13 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

The Company may acquire the free allotment rights pursuant to the Purchase Undertaking in whole or in part with a charge to one of the reserves provided for in Section 303.1 of the Companies Act.

5.-	Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used as the basis for the transaction is the balance sheet for the fiscal year ended December 31, 2015, duly audited and approved by the shareholders at this General Shareholders’ Meeting.

As noted above, the capital increase is made in its entirety with a charge to one of the reserves provided for in Section 303.1 of the Companies Act. When implementing the increase, the Board of Directors, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used as the basis for the transaction.

6.-	Representation of the New Shares

The New Shares will be represented by book entries, the book-entry registration of which is entrusted to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities.

7.-	Rights carried by the New Shares

Holders of the New Shares will have the same voting and dividend rights as the holders of the ordinary shares of the Company that are currently outstanding, from the date on which the capital increase is declared to be subscribed and paid in.

8.-	New Shares on deposit

Once the period for trading the free allotment rights has ended, the New Shares that could not be allotted for reasons not attributable to the Company will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights.

Upon the passage of three years from the end of the period for trading the free allotment rights, the New Shares that are still pending allotment may be sold in accordance with the provisions of Section 117 of the Companies Act, for the account and risk of the interested parties. The net proceeds from such sale will be deposited with the Bank of Spain (Banco de España) or with the Government Depository (Caja General de Depósitos) at the disposal of the interested parties.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	14 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

9.-	Application for admission to official trading

Application will be made for admission of the New Shares issued to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), with the taking of such steps and actions as are required or appropriate and the submission of the required documents to the appropriate bodies of the foreign Stock Exchanges on which the shares of the Company are listed (currently London and Buenos Aires and, through American Depositary Shares (ADSs), New York and Lima) in order for the New Shares to be admitted to trading, with an express statement for the record of the Company’s submission to the rules that may now or hereafter exist with respect to Stock Exchange matters, and especially regarding trading, continued listing on and delisting from official markets.

It is expressly stated for the record, for appropriate legal purposes, that in the event of a subsequent request for delisting of the Company’s shares, such delisting will be carried out with such formalities as apply thereto and, in such event, the interests of the shareholders opposing or not voting on the resolution to delist will be safeguarded, in compliance with the requirements set out in applicable laws and regulations.

10.-	Implementation of the increase

Within a period of one year from the date of this resolution, the Board of Directors may resolve, if it so deems appropriate, to implement the increase and set the terms and conditions thereof as to all matters not provided for in this resolution.

However, it is expected that the free allocation rights derived from the increase in share capital will be allocated to the Telefónica, S.A.’s shareholders who appear as entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on November 16, 2016.

For these purposes, it is expected that at a Board of Directors’s meeting, which will take place no later than November 11, 2016, the necessary corporate decisions are adopted to carry out the implementation of the capital increase released, relating to the shareholder compensation in the via scrip dividend. In this way, the five trading sessions prior to the aforementioned meeting will determine the listing price that applies to the formula for fixing the purchase price of the free allocation rights and the provisional number of shares to issue.

If the Board of Directors does not deem it advisable to implement the capital increase, it may decide not to implement it, in which case it must report such decision to the shareholders at the next General Shareholders’ Meeting held. The capital increase to which this resolution refers will be deprived of any and all effect in the event that the Board of Directors does not exercise the powers delegated thereto within the aforementioned period of one year

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	15 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Once the period for trading the free allotment rights has ended:

(a) The New Shares will be allotted to the holders of the free allotment rights, according to the records maintained by IBERCLEAR and its participating entities, in the proportion resulting from section 3 above.

(b) The Board of Directors, will declare the period for trading the free allotment rights to have ended and will formalize the appropriation of an amount of reserves equal to the amount of the capital increase, with which appropriation such capital increase will thus be fully paid in.

Likewise, once the period for trading the free allotment rights has ended, the Board of Directors will adopt the resolutions required to amend the By-Laws in order to reflect the new amount of share capital resulting from the increase, and to apply for admission of the New Shares to listing on the Spanish and foreign Stock Exchanges on which the shares of the Company are listed.

11.-	Condition. Distribution of dividends with a charge to reserves

If the effective receipt of the proceeds from the closing of the sale to a Hutchison Whampoa Group of the Telefónica Group’s operations in the United Kingdom (Telefónica UK Limited) takes place prior to the Board of Directors decision of implementation of the increase in capital contemplated in this resolution, the increase will be deprived of effect.

If that is the case, a distribution of dividends with a charge to unrestricted reserves is hereby approved through the payment of the fixed amount of 0.35 euros to each of the existing and outstanding shares of Telefónica, S.A. entitled to participate in such distribution on the date of payment.

Payment will be made on November 17, 2016 through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

12.-	Delegation of powers for implementation of the increase

Delegation is made to the Board of Directors of the power to declare the resolution providing for the increase in capital to be ineffective in the event that the effective receipt of the proceeds from the closing of the sale to Hutchison Whampoa Group of the Telefónica Group’s operations in the United Kingdom (Telefónica UK Limited) takes place prior to the implementation of such increase, and otherwise, of the power to set the terms and conditions of the capital increase as to all matters not provided for in this resolution, pursuant to the provisions of Section 297.1.a) of the Companies Act.

In particular, and by way of example only, the following powers are delegated to the Board of Directors, with express power of substitution:

1.- To set the date on which the Capital Increase is to be carried out, which shall be within a period of one year from approval thereof, and to determine the reserves, from among those listed in Section 303.1 of the Companies Act, with a charge to which such increase will be implemented.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	16 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

2.- To set the reference date and time for allotment of the free allotment rights and the duration of the period for trading the free allotment rights, which shall not be less than fifteen calendar days.

3.- To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares, applying the rules established in this resolution for such purpose.

4.- To establish the terms and conditions of the Purchase Undertaking.

5.- To amend article 6 of the By-Laws regarding the share capital to bring it into line with the result of the capital increase.

6.- To waive the free allotment rights held by the Company or the respective company of its Group at the end of the period for trading such rights as a result of the Purchase Undertaking and, thus, the New Shares corresponding to such rights.

7.- To waive free allotment rights, if appropriate, for the sole purpose of facilitating the number of New Shares being a whole number and not a fraction.

8.- To declare the capital increase to be closed and implemented.

9.- To take all steps required for the New Shares resulting from the capital increase to be included in the book-entry records of IBERCLEAR and admitted to listing on the Spanish and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established at each of such Stock Exchanges.

10.- To take all such actions as are necessary or appropriate to implement and formalize the capital increase with any public or private entities or agencies, whether domestic or foreign, including acts for purposes of representation or supplementation or to cure defects or omissions that might prevent or hinder the full effectiveness of the foregoing resolutions.

The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors, the powers referred in this resolution, without prejudice to the powers that may be granted to any person for specific acts of execution.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	17 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item IX on the Agenda: Delegation of powers to formalize, interpret, correct and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Secretary of the Board of Directors and the Vice Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any powers of attorney to convert existing resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry (Registro Mercantil) or any other public registry, as well as to deposit the accounts of the Company and its Group.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	18 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item X on the Agenda: Consultative vote on the 2015 Annual Report on Directors’ Remuneration.

To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2015.

It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2016	19 of 19

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 8, 2016	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors